UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2014

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation

1800 Waterfront Centre

200 Burrard Street

Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

November 13, 2014

3.	NEWS RELEASE

The press release announcing this material change was issued on November 13, 2014 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on November 13, 2014 the sale of US$300 million 10-year notes and US$300 million 30-year notes.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation announced on November 13, 2014 that it has priced two offerings of senior unsecured notes. Methanex will issue US$300 million in aggregate principal amount of 4.25% senior notes due December 1, 2024 and US$300 million in aggregate principal amount of 5.65% senior notes due December 1, 2044. The 2024 notes were issued at a price of 99.497% of the aggregate principal amount, with an effective yield to maturity of 4.312%, and the 2044 notes were issued at a price of 99.353% of the aggregate principal amount, with an effective yield to maturity of 5.695%. The offerings are expected to close on or about November 18, 2014, subject to customary closing conditions.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, contact:

Kevin Price

VP, Legal, Assistant General Counsel & Corporate Secretary

(604) 661 2658

9.	DATE OF REPORT

November 13, 2014

METHANEX CORPORATION

/s/ Kevin Price
Name:	Kevin Price
Title:	VP, Legal, Assistant General Counsel and Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: November 13, 2014	By:	/s/ KEVIN PRICE
	Name:	Kevin Price
	Title:	VP, Legal, Assistant General Counsel & Corporate Secretary